OGDEN'S OWN DISTILLERY, LLC

COMBINED FINANCIAL STATEMENTS

December 31, 2018 and 2017 (UNAUDITED)

C O N T E N T S



CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Ogden's Own Distillery, LLC
Ogden, Utah

We have reviewed the accompanying combined financial statements of Ogden's Own Distillery, LLC (the Company), which comprise the combined balance sheets as of December 31, 2018 and 2017, and the related combined statements of operations and members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

WSRP, LLC

Salt Lake City, Utah
April 9, 2019

www.WSRP.com

SALT LAKE CITY, UT | 155 NORTH 400 WEST STE 400, SLC, UT 84103 | PHN 801.328.2011 FAX 801.328.2015
OGDEN, UT | 4605 SOUTH HARRISON BLVD STE 201, OGDEN, UT 84403 | PHN 801.328.2011 FAX 801.689.2303

info@wsrp.com

OGDEN'S OWN DISTILLERY, LLC
COMBINED BALANCE SHEETS
December 31, 2018 and 2017 (UNAUDITED)

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 65,783	$ 138,344
Trade accounts receivable	260,006	278,256
Prepaid expenses	46,513	-
Inventories	649,836	343,911
Escrow deposit	5,000	-
TOTAL CURRENT ASSETS	1,027,138	760,511
PROPERTY AND EQUIPMENT	543,003	565,546
INTANGIBLES, NET	47,444	52,111
TOTAL ASSETS	$ 1,617,585	$ 1,378,168
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 66,402	$ 13,590
Accrued expenses	-	5,263
Bank line of credit payable	-	68,501
Current portion of long term liabilities	23,448	70,960
TOTAL CURRENT LIABILITIES	89,850	158,314
LONG-TERM LIABILITIES	252,040	269,309
TOTAL LIABILITIES	341,890	427,623
MEMBERS' EQUITY	1,275,695	950,545
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,617,585	$ 1,378,168

The accompanying notes are an integral part of the financial statements.

See accountants' report.

OGDEN'S OWN DISTILLERY, LLC
COMBINED STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
Years ended December 31, 2018 and 2017 (UNAUDITED)

	2018	2017
INCOME		
Revenue	$ 2,239,558	$ 2,242,647
Cost of goods sold	670,467	964,339
GROSS PROFIT	1,569,091	1,278,308
EXPENSES		
Selling expenses	427,633	324,675
General and administrative	632,068	547,869
Depreciation and amortization	71,832	64,775
	1,131,533	937,319
OPERATING INCOME	437,558	340,989
OTHER INCOME (EXPENSE)		
Interest expense	(26,452)	(28,322)
Other income	1,319	-
	(25,133)	(28,322)
NET INCOME	412,425	312,667
MEMBERS' EQUITY		
Balance - beginning of period	950,545	657,213
Distributions to members	(87,275)	(19,335)
Balance - end of period	$ 1,275,695	$ 950,545

The accompanying notes are an integral part of the financial statements.

See accountants' report.

OGDEN'S OWN DISTILLERY, LLC
COMBINED STATEMENTS OF CASH FLOWS
Years ended December 31, 2018 and 2017 (UNAUDITED)

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 412,425	$ 312,667
Adjustments to reconcile net income to net cash flows from operating activities		
Depreciation	67,165	60,108
Amortization of intangible assets	4,667	4,667
Changes in operating assets and liabilities		
Trade accounts receivable	18,250	(28,748)
Other current assets	(51,513)	-
Inventories	(305,925)	(103,509)
Accounts payable	52,812	(809)
Accrued expenses	(5,263)	3,854
Net cash flows from operating activities	192,618	248,230
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for purchases of equipment	(30,540)	(115,826)
Net cash used by investing activities	(30,540)	(115,826)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to members	(87,275)	(19,335)
Change in bank line of credit	(68,501)	(11,283)
Cash paid to reduce long-term liabilities	(78,863)	(20,246)
Net cash used by financing activities	(234,639)	(50,864)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(72,561)	81,540
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	138,344	56,804
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 65,783	$ 138,344
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for interest	$ 26,452	$ 28,322
NON-CASH INVESTING ACTIVITIES		
Equipment acquired through long-term liabilites	$ 14,082	$ -

The accompanying notes are an integral part of the financial statements.

See accountants' report.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Combination and Business Activity
The accompanying combined financial statements include the accounts of Ogden's Own Distillery, LLC and Ogden's Own Holding, LLC, herein referred to as the Company. All significant intercompany balances and transactions have been eliminated in these combined financial statements.

Ogden's Own Distillery and Ogden's Own Holding were each formed as Utah limited liability companies. Ogden's Own Distillery manufactures and distributes alcoholic beverages in several states throughout the United States. Ogden's Own Holding, LLC leases warehouse facilities to Ogden's Own Distillery, LLC.

Accounting Principles
The Company's accounting policies conform to accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk
The Company's financial instruments that may be exposed to concentrations of credit risk consist primarily of temporary cash investments and trade accounts receivable.

The Company maintains its cash balances at a financial institution. At times such investments may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

As of December 31, 2018 and December 31, 2017 two customers accounted for 81% and 86% of the Company's trade accounts receivable, respectively. However, concentrations of credit risk with respect to trade accounts receivable are limited because the Company routinely assesses the financial strength of its customers before extending credit.

Revenue Concentrations
Approximately 85% and 88% of the Company's revenue was from one customer during the years December 31, 2018 and 2017, respectively.

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

Cash equivalents are generally comprised of certain highly liquid investments with maturities of three months or less at the date of purchase.

Trade Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Based on management's assessment of the credit history with customers having outstanding balances and the current relationship with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

Inventories

Inventories, consisting primarily of alcoholic beverages and ingredients, are stated at the lower of cost or net realizable value. Cost is determined on an average cost basis.

Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation. Expenditures that increase values or extend useful lives are capitalized and routine maintenance and repairs are charged to expense in the year incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation begins in the month of acquisition or when constructed or developed assets are ready for their intended use.

Intangible Assets

Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the assets might not be recoverable. Impairment losses are recognized for the amount by which an asset's carrying value exceeds its future expected undiscounted cash flows. No impairment of long-lived assets occurred during the years ended December 31, 2018 and 2017.

Income Taxes

The Company has elected to be taxed as a partnership under the Internal Revenue Code and, accordingly, no provision for income taxes has been included in these financial statements.

Liability of Members

The members are not personally liable for any obligations of the Company, except as disclosed in Note 5, and have no obligation to make contributions to the Company in excess of their respective capital commitments as specified in the operating agreement.

Revenue Recognition

Revenue is recognized at the time that title and risk of loss passes to the customer.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Shipping and Handling Costs

Shipping and handling expenses for products shipped to customers are included in cost of goods sold.

Research and Development

Research and development costs are expensed in the year incurred.

Advertising and Promotion

All costs associated with advertising and promoting the Company's goods and services are expensed in the period incurred. Advertising expense totaled $427,633 and $324,675 for the years December 31, 2018 and 2017, respectively.

New Accounting Standards

The Company evaluates new accounting standards to determine if they are applicable to the Company's financial accounting and reporting and adopts them when required. The Company has elected not to adopt any accounting pronouncements that have been released until adoption is required.

Subsequent Events

Management of the Company has evaluated subsequent events through April 9, 2019, which is also the date the financial statements were available to be issued. No subsequent events were noted during this evaluation that require recognition or disclosure in these financial statements.

NOTE 2 - INVENTORIES

Inventories consist of the following:

	2018	2017
Raw ingredients	$ 449,604	$ 196,838
Finished goods	200,232	147,073
	$ 649,836	$ 343,911

NOTE 3 -   PROPERTY AND EQUIPMENT
Property and equipment are as follows:

	2018	**2017**
Cost:		
Machinery and equipment	$ 248,921	$ 248,921
Office equipment	66,633	59,243
Furniture and fixtures	440	440
Leasehold improvements	80,815	80,815
Vehicles	56,238	42,156
Buildings	319,057	295,907
Land	30,000	30,000
	802,104	757,482
Less accumulated depreciation	(259,101)	(191,936)
Net book value	$ 543,003	$ 565,546

Depreciation expense for the years ended December 31, 2018 and 2017 was $67,165 and $60,108, respectively.

NOTE 4 -   INTANGIBLE ASSETS
Intangible assets consist of the following:

2018	Cost	Accumulated Amortization	Net Book Value
Trademark and recipe	$ 70,000	$ (22,556)	$ 47,444

2017	Cost	Accumulated Amortization	Net Book Value
Trademark and recipe	$ 70,000	$ (17,889)	$ 52,111

The trademark and recipe are amortized using the straight-line method over the estimated useful life of 15 years.

NOTE 4 - INTANGIBLE ASSETS (CONTINUED)
Future estimated amortization is as follows:

2019	$ 4,667
2020	4,667
2021	4,667
2022	4,667
2023	4,667
Thereafter	24,109
	$ 47,444

NOTE 5 - LONG-TERM LIABILITIES
Long-term liabilities consist of the following:

	2018	2017
Note to a private third party, interest at 6.25%, due in monthly installments of $439 including interest, matures in July 2018, secured by trust deed	$ -	$ 52,351
Note to a bank, variable interest rate changes every 5 years to the current 5 year LIBOR/SWAP rate. Interest rate at 6.52% until June 2018, then 7.71% until June 2023, due in monthly installments of $2,285 including interest, matures in June 2033, guaranteed by a member	247,682	262,640
Notes to equipment finance companies, interest between 2.9% - 10.25%, due in monthly installments of $1,206 including interest, mature November 2020 - March 2021, secured by vehicles	27,806	25,278
	275,488	340,269
Current portion of long-term liabilities	(23,448)	(70,960)
Long-term liabilities, excluding current portion	$ 252,040	$ 269,309

Aggregate maturities of long-term liabilities in each of the next five years are as follows:

2019	$ 23,448
2020	24,214
2021	13,278
2022	12,900
2023	13,946
Thereafter	187,702
	$ 275,488